Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146867

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 14 DATED NOVEMBER 30, 2011

TO THE PROSPECTUS DATED APRIL 29, 2010

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2010 and Supplement No. 13 dated November 18, 2011. The purpose of this Supplement No. 14 is to disclose:

•	the status of our public offerings; and

•	our investment in Pines of York Apartments.

Status of Our Public Offerings

We commenced our follow-on offering of $850,000,000 in shares of common stock on July 28, 2008. Of these shares, we are offering $750,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan. Concurrently with the commencement of our follow-on offering, we terminated our initial public offering. As of November 28, 2011, we had received and accepted subscriptions in our offerings for an aggregate of 7,401,561 shares of our common stock, or $73,249,840, including shares issued under our distribution reinvestment plan. As of November 28, 2011, 81,523,435 shares remained available for sale to the public under our follow-on offering, including shares available under our distribution reinvestment plan.

On July 22, 2011, we filed a registration statement on Form S-11 with the U.S. Securities and Exchange Commission for a follow-on public offering of up to $725,000,000 in shares of common stock, which we refer to as the second follow-on offering. Pursuant to Rule 415 under the Securities Act of 1933, as amended, we have extended the termination date of our current follow-on offering to the earlier of the effective date of the registration statement on Form S-11 for the second follow-on offering or January 24, 2012, which is 180 days after the third anniversary of the initial effective date of the registration statement for this offering.

Investment in Pines of York Apartments

On November 15, 2011, our subsidiary, PRIP Pines, LLC, or PRIP Pines, entered into a joint venture, FP-1, LLC, or the Joint Venture, with DF Pines of York, LLC, or DF Pines, an affiliate of Drucker & Falk, LLC, or Drucker & Falk, to acquire Pines of York Apartments, or Pines of York, located in Yorktown, Virginia, from York Associates Limited Partnership, an unaffiliated third party. Through PRIP Pines, we hold a 90% membership interest in the Joint Venture, and DF Pines holds the remaining 10% membership interest. DF Pines and Drucker & Falk are not affiliated with us or with any of our affiliates.

On November 16, 2011, the Joint Venture acquired Pines of York from the seller for the purchase price of $20,000,000. Including funds ear-marked for capital projects and closing costs, the total capitalization for this investment was approximately $21,853,000. We have committed to contribute approximately $5,474,000 to the Joint Venture through PRIP Pines, which will be funded with proceeds from this offering. DF Pines has committed to contribute $608,000 to the Joint Venture. In connection with our investment, we will pay a maximum acquisition fee to Paladin Advisors of $295,016 pursuant to the terms of the advisory agreement. We will also pay Paladin Advisors a maximum annual asset management fee of $59,003, which is less than the maximum fee allowed as Paladin Advisors has agreed to permanently waive 50% of its annual asset management fee for the life of this investment.

Funding the Investment

In connection with the closing of the Pines of York acquisition, the Joint Venture obtained a loan from Prudential Mortgage Capital Company in the amount of $15,771,000, as evidenced by a note dated November 15, 2011. The loan bears interest at a fixed rate of 4.46% and matures on December 1, 2021. The loan bears interest only for the first two years and then commences amortization of principal on a 30-year schedule thereafter. Except if the loan is assigned to a Real Estate Mortgage Investment Conduit, the loan is generally prepayable subject to a prepayment premium based on the remaining amount of the loan and then-current interest rates. The loan is secured by a multifamily deed of trust on the property, or the security instrument. In addition, the loan is separately guaranteed by David C. Falk and Wendy C. Drucker, principals of Drucker & Falk, but only upon the occurrence of certain limited events. Both the loan and the security instrument were assigned to Freddie Mac.

All of the $15,771,000 in loan proceeds were funded at closing. $5,282,000 of the capital commitments were funded at closing, with the remaining $800,000 to be funded in the future. Of the total amount committed, approximately $1,000,000 will be used to fund selected capital improvements.

The Property

Pines of York is a Class B rental apartment community consisting of 31 two-story, wood-frame apartment buildings located on a 23.2 acre site in Yorktown, Virginia. The property was built in 1976 and has an aggregate of 244,640 rentable square feet within 248 units averaging 987 square feet per unit. The property contains 152 one-bedroom, one-bath units, 80 two-bedroom, one-and-a-half-bath units and 16 three-bedroom, two-bath units.

The leased space is comprised entirely of residential apartment units. Each lease is specific to an individual unit. Collectively, the units are leased subject to the terms of a standard lease form. Individual leases generally have a term of one year. There are no leases expiring after 2012.

The table below provides the occupancy rate and the average effective monthly rent per unit for the three years ended December 31, 2010.

Year Ended December 31,	Occupancy Rate	Average Effective Rent Per Unit
2008	91.4%	$871
2009	92.4%	$884
2010	90.1%	$899

Information relating to Pines of York’s percentage occupancy rate and average effective annual rent per unit for the years 2006 and 2007 could not be obtained without unreasonable effort.

As of October 31, 2011, the property had an average lease rent per unit of $909, an average effective rent per unit of $880 and was 94.8% occupied.

Pines of York is located in the Hampton Roads metropolitan statistical area, which encompasses seven counties and nine independent cities, including Virginia’s most populous, Virginia Beach. The property competes effectively with other rental apartment communities in its submarket based on tangible factors such as rental rate and unit type, as well as intangible factors such as proximity to places of employment, schools and shopping and recreational venues.

In the opinion of management, the property is suitable and adequate for its intended purpose and is adequately covered by insurance. We obtained a Phase I environmental survey and are satisfied with the environmental status of the property.

For federal income tax purposes, the tax basis in Pines of York is approximately $21,000,000. The real property component of Pines of York will be depreciated on a straight-line basis using estimated useful lives of 27.5 years for building and building improvements and by the 200% declining balance method using estimated useful lives of five to seven years for furniture, fixtures and equipment. Realty taxes for the fiscal year ended 2011 on Pines of York are $79,040 at a tax rate of 0.6575% of the tax assessor’s appraised value of $12,021,300.

The Operating Agreement

On November 15, 2011, PRIP Pines entered into an operating agreement with DF Pines, which provides that we will receive a priority preferred return of 10.0% annually from operating cash flow, based on our contribution, before distributions are made to DF Pines. Thereafter, DF Pines will be paid distributions from annual operating cash flow until it has received a 10.0% return on its initial capital contribution. Remaining distributions from annual operating cash flow will be split in proportion to each member’s equity interest.

The operating agreement provides for distributions of sale or refinancing proceeds, if any, as follows. First, distributions will first be made to us and DF Pines, pro rata, as a return of invested capital. Second, proceeds will be distributed until DF Pines has earned the same internal rate of return, or IRR, as us. Third, the proceeds will be distributed pro rata until we and DF Pines each achieve a 12% IRR. Fourth, proceeds will be distributed 80% to us and 20% to DF Pines until we have achieved a 15% IRR. Finally, any remaining proceeds will be distributed 50% to us and 50% to DF Pines. The operating agreement also provides us with majority voting rights with respect to all major decisions of the Joint Venture.

The Property Management Agreement

An affiliate of Drucker & Falk has been designated as the property manager of Pines of York pursuant to a property management agreement that provides for an initial one year term with automatic renewals for successive one year terms. A maximum management fee equal to 4% of the monthly gross income is payable to the property manager and shall be comprised of (i) a 3.5% base fee and (ii) a 0.5% bonus fee that will be payable only if net operating cash flow is sufficient to pay (a) all typical and budgeted property operating expenses, (b) a $300 per unit per year capital reserve, (c) debt service and (d) a 10% return on all member’s equity. The 0.5% bonus fee shall be paid quarterly based on the trailing six-month operations. In addition, the property manager may be paid a construction management fee of 5% on any capital projects approved by us.